

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2014

<u>Via E-mail</u>
Julio Fiol Zúñiga
Consul General of the Republic of Chile
886 United Nations Plaza, Suite 601
New York, New York 10017

Re: Republic of Chile
Post-Effective Amendment No. 2 to Schedule B
File No. 333-183920
Filed November 12, 2014

Dear Mr. Fiol Zúñiga:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent possible, please update all statistics and information in the registration statement to provide the most recent data.

About This Prospectus, page 1

2.   Please revise the second paragraph or provide additional disclosure to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws.

Political Parties, page 9

3.   We note your disclosure that a reform aimed at changing the Chilean electoral system from a binomial voting system to a semi-proportional voting system has been approved by the Chamber of Deputies and is pending approval by the Senate. Please revise to clarify whether such a reform would be subject to a referendum.

Mining, page 29

4.   We note you indicate that foreign investment in the mining sector in 2011, 2012 and 2013 totaled US $17.9 billion, US $12.3 billion and US $2.2 billion, respectively. Please expand your disclosure under this heading to explain the decrease in foreign investment in the mining sector in 2013.

Services Sector, page 32

Oil and Gas, page 33

5.   Please revise to present the total amount of oil and gas produced in relation to the total amount used and the total amount imported.

Trade and Catering, page 35

6.   Please revise to disclose 2013 revenues for the tourism industry.

Financial Services, page 37

7.   We note you disclose the consolidated market capitalization of the MILA and the stock exchanges in Brazil and Mexico as of August 2014, according to the Iberoamerican Federation of Stock Exchanges. Please correct these figures to present in billions of U.S. dollars.

Communications, page 38

8.   We note you disclose "Internet per 100 inhabitants" in your Summary Telecommunications Sector Information table on page 39. Please revise to clarify what "Internet per 100 inhabitants" means.

Privatization Program, page 42

9.   We note your disclosure that there were 30 principal privatizations in different sectors between 1990 and 2008. To the extent applicable, please revise to update.

Educational Reforms, page 49

10.   Please revise your disclosure to explain the purpose of the Education Fund.

Modernization of the State, page 51

Innovation Fund for Competitiveness, page 51

11.   Please revise to briefly clarify how the Regional Fund for Competitiveness differs from the Innovation Fund for Competitiveness.

Merchandise Trade, page 56

12.   We note the detailed disclosure you provide in your Exports of Goods (FOB) table on page 58. Please expand your Imports of Goods (CIF) table on page 59 to provide greater details.

Foreign Direct Investment (FDI), page 61

13.   Please revise this section to disclose foreign direct investment figures for 2013, or explain.

Stock Exchanges, page 80

14.   In the "Indicators for the Santiago Stock Exchange" table on page 81, please clarify the meaning of the terms "IGPA" and "IPSA."

Pension Funds and the Chilean Pension System, page 82

15.   We note your disclosure that since its inception through December 31, 2011 the pension system has averaged annual returns on the assets under management of 9.3%. Please revise to update or explain.

Budget Law and Political Initiatives, page 93

16.   Please expand footnote 2 to the Public Sector Finances table on page 94 to explain why you exclude transfers from Codelco from the copper revenues line item.

Government-owned Enterprises, page 106

17.   Please revise this section to provide revenues and net income/loss for each of the government-owned enterprises.

Debt Securities, page 120

Meetings, Modifications and Amendments, page 125

18.   Please revise the caption to separately refer to the collective action clause.

Global Securities, page 129

Cross-Market Transfer, Clearance and Settlement, page 130

19.   Please delete the statement that "Chile takes no responsibility for…the accuracy of this description" because it is responsible for all of the disclosure included in the registration statement.

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

                                                        Sincerely,

                                                        /s/ Sandra B. Hunter

                                                        Sandra B. Hunter
                                                        Staff Attorney

cc: Andrés de la Cruz
        Cleary Gottlieb Steen & Hamilton LLP
        Via E-mail